Exhibit 99.1
PARCELPAL TECHNOLOGY INC. Annual General Meeting to be held on June 23, 2021 Notice of Annual General Meeting and Information Circular May 19, 2021

PARCELPAL TECHNOLOGY INC.
Suite 305, 190 Alexander Street
Vancouver, BC V6A 2S5

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general meeting (the “Meeting”) of the shareholders of ParcelPal Technology Inc. (the “Company”) will be held at Suite 620, 1111 Melville Street, Vancouver, BC V6E 3V6 on Wednesday, June 23, 2021 at 11:00 a.m. (Vancouver, British Columbia time). At the Meeting, the shareholders will receive the audited financial statements for the year ended December 31, 2019 and December 31, 2020, together with the auditor’s report thereon, and consider resolutions to:

1.	to fix the number of directors at four (4);

2.	to elect directors for the ensuing year;

3.
to appoint Dale Matheson Carr-Hilton Labonte LLP, Chartered Accountants, as auditors of the Company for the ensuing year and to authorize the directors to determine the remuneration to be paid to the auditor; and

4.	to transact such other business as may properly be put before the meeting, or to adjourn the meeting, if necessary to another date.

COVID-19 Plan: This year, to proactively deal with the unprecedented public health impact of the Coronavirus (COVID-19) and in order to mitigate potential risks to the health and safety of its shareholders, employees, communities and other stakeholders, the Company is requesting shareholders to vote by proxy in advance of the meeting rather than attending in person.

All shareholders are entitled to attend and vote at the Meeting in person or by proxy. The Board of Directors (the “Board”) requests that all shareholders who will not be attending the Meeting in person read, date and sign the accompanying proxy and deliver it to Computershare Investor Services Inc. (“Computershare”), or vote by utilizing the telephone or online voting options included in the proxy. If a shareholder does not deliver a proxy to Computershare, Attention: Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, by 11:00 a.m. (Pacific Time) on or by Monday, June 21, 2021 (or at least 48 hours, excluding Saturdays, Sundays and holidays before any adjournment of the Meeting at which the proxy is to be used) then the shareholder will not be entitled to vote at the Meeting by proxy. Only shareholders of record at the close of business on May 19, 2021 (the “Record Date”) will be entitled to vote at the Meeting.

An information circular and a form of proxy accompany this notice.

Dated at Vancouver, British Columbia, the 19th day of May, 2021.

ON BEHALF OF THE BOARD

(signed) “Rich Wheeless”

Rich Wheeless
Chief Executive Officer

INFORMATION CIRCULAR

(As at May 19, 2021, except as otherwise indicated)

This information circular (the “Circular”) is provided in connection with the solicitation of proxies by the management (the “Management”) of ParcelPal Technology Inc. (the “Company”). The form of proxy which accompanies this Circular (the “Proxy”) is for use at the annual general meeting of the shareholders of the Company to be held on Wednesday, June 23, 2021 (the “Meeting”), at the time and place set out in the accompanying notice of Meeting (the “Notice of Meeting”). The Company will bear the cost of this solicitation. The solicitation will be made by mail and may be supplemented by telephone or other personal contact.

APPOINTMENT AND REVOCATION OF PROXY

The persons named in the Proxy are directors and/or officers of the Company. A registered shareholder who wishes to appoint some other person to serve as their representative at the Meeting may do so by striking out the printed names and inserting the desired person’s name in the blank space provided. The completed Proxy should be delivered to Computershare Investor Services Inc. (“Computershare”) by or before 11:00 a.m. (Pacific Time) on, June 21, 2021, or 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting at which the Proxy is to be used.

The Proxy may be revoked by:

(a)	signing a proxy with a later date and delivering it at the time and place noted above;

(b)
signing and dating a written notice of revocation and delivering it to Computershare, or by transmitting a revocation by telephonic or electronic means, to Computershare at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of it, at which the Proxy is to be used, or delivering a written notice of revocation and delivering it to the chairman of the Meeting on the day of the Meeting or adjournment of it; or

(c)	attending the Meeting or any adjournment of the Meeting and registering with the scrutineer as a shareholder present in person.

Provisions Relating to Voting of Proxies

The shares represented by Proxy in the form provided to shareholders will be voted or withheld from voting by the designated holder in accordance with the direction of the registered shareholder appointing him. If there is no direction by the registered shareholder, those shares will be voted for all proposals set out in the Proxy and for the election of directors and the appointment of the auditor as set out in this Circular. The Proxy gives the person named in it the discretion to vote as such person sees fit on any amendments or variations to matters identified in the Notice of Meeting, or any other matters which may properly come before the Meeting. At the time of printing of this Circular, the Management knows of no other matters which may come before the Meeting other than those referred to in the Notice of Meeting.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to many shareholders, as a substantial number of shareholders do not hold common shares in their own name. Shareholders who hold their common shares through their brokers, intermediaries, trustees or other persons, or who otherwise do not hold their common shares in their own name (referred to herein as “Beneficial Shareholders”) should note that only proxies deposited by shareholders who appear on the records maintained by the Company’s registrar and transfer agent as registered holders of common shares will be recognized and acted   upon at the Meeting. If common shares are listed in an account statement provided to a Beneficial Shareholder by a broker, then those common shares will, in all likelihood, not be registered in the shareholder’s name. Such common shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). In the United States, the vast majority of such common shares are registered under the name of Cede & Co., the registration name for The Depository Trust Company, which acts as nominee for many United States brokerage firms. Common shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted or withheld at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholder meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. The form of instrument of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is substantially similar to the instrument of proxy provided directly to registered shareholders by the Company. However, its purpose is limited to instructing the registered shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The vast majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. (“Broadridge”) in Canada. Broadridge typically prepares a machine-readable voting instruction form (“VIF”), mails those forms to Beneficial Shareholders and asks Beneficial Shareholders to return the VIFs to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder who receives a Broadridge VIF cannot use that form to vote common shares directly at the Meeting. The VIFs must be returned to Broadridge (or instructions respecting the voting of common shares must otherwise be communicated to Broadridge) well in advance of the Meeting in order to have the common shares voted. If you have any questions respecting the voting of common shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

The Notice of Meeting, Circular, Proxy and VIF, as applicable, are being provided to both registered shareholders and Beneficial Shareholders. Beneficial Shareholders fall into two categories - those who object to their identity being known to the issuers of securities which they own (“OBOs”) and those who do not object to their identity being made known to the issuers of the securities which they own (“NOBOs”). Subject to the provisions of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), issuers may request and obtain a list of their NOBOs from intermediaries directly or via their transfer agent and may obtain and use the NOBO list for the distribution of proxy-related materials directly (not via Broadridge) to such NOBOs.

Pursuant to the provisions of NI 54-101, the Company is providing the Notice of Meeting, Circular and Proxy or VIF, as applicable, to both registered owners of the securities and non-registered owners of the securities. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the securities on your behalf. By choosing to send these materials to you directly, the Company (and not the intermediary holding common shares on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the VIF. As a result, if you are a non-registered owner of the securities, you can expect to receive a scannable VIF from Computershare. Please complete and return the VIF to Computershare in the envelope provided or by facsimile. In addition, telephone voting and internet voting instructions can be found on the VIF. Computershare will tabulate the results of the VIFs received from the Company’s NOBOs and will provide appropriate instructions at the Meeting with respect to the common shares represented by the VIFs they receive.

The Company’s OBOs can expect to be contacted by Broadridge or their brokers or their broker’s agents as set out above. The Company does not intend to pay for intermediaries to deliver the Notice of Meeting, Circular and VIF to OBOs and accordingly, if the OBO’s intermediary does not assume the costs of delivery of those documents in the event that the OBO wishes to receive them, the OBO may not receive the documentation.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of his broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote the common shares in that capacity. NI 54-101 allows a Beneficial Shareholder who is a NOBO to submit to the Company or an applicable intermediary any document in writing that requests that the NOBO or a nominee of the NOBO be appointed as proxyholder. If such a request is received, the Company or an intermediary, as applicable, must arrange, without expenses to the NOBO, to appoint such NOBO or its nominee as a proxyholder and to deposit that proxy within the time specified in this Circular, provided that the Company or the intermediary receives such written instructions from the NOBO at least one business day prior to the time by which proxies are to be submitted at the Meeting, with the result that such a written request must be received by 11:00 a.m. (Pacific time) on the day which is at least three business days prior to the Meeting. A Beneficial Shareholder who wishes to attend the Meeting and to vote their common shares as proxyholder for the registered shareholder, should enter their own name in the blank space on the VIF or such other document in writing that requests that the NOBO or a nominee of the NOBO be appointed as proxyholder and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker.

All references to shareholders in the Notice of Meeting, Circular and the accompanying Proxy are to registered shareholders of the Company as set forth on the list of registered shareholders of the Company as maintained by the registrar and transfer agent of the Company, Computershare, unless specifically stated otherwise.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company or any proposed nominee of Management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, since the beginning of the Company’s last financial year in matters to be acted upon at the Meeting, other than fixing the number of directors, the election of directors and the appointment of auditors.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at the date of the accompanying Notice of Meeting, the Company’s authorized share structure consists of an unlimited number of common shares of which 113,052,420 are issued and outstanding. Each common share in the authorized share structure of the Company carries the right to one vote.

Only registered shareholders of record at the close of business on the Record Date are entitled to attend and vote at the Meeting. Shareholders who wish to be represented by proxy at the Meeting must, to entitle the person appointed by the Proxy to attend and vote, deliver their Proxies at the place and within the time set forth in the notes to the Proxy.

To the knowledge of the directors and executive officers of the Company, as of the date of this Circular, no person beneficially owns, directly or indirectly, or exercises control or direction over, 10% or more of the issued and outstanding common shares of the Company.

MATTERS TO BE ACTED UPON AT THE MEETING

It is not known whether any other matters will come before the Meeting other than those set forth above and in the Notice of Meeting, but if any other matters do arise, the person named in the Proxy intends to vote on any poll, in accordance with his or her best judgement, exercising discretionary authority with respect to amendments or variations of matters set forth in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment of the Meeting.

PARTICULARS OF MATTERS TO BE CONSIDERED

Financial Statements

The Board has approved the audited comparative financial statements for the fiscal years ended December 31, 2019 and December 31, 2020, together with the auditor’s reports thereon. Copies of these financial statements have been sent to those Shareholders who had requested receipt of same and are also available on SEDAR at www.sedar.com

Set Number of Directors

The Articles of the Company provide for a board of directors of no fewer than three directors and no greater than a number as fixed or changed from time to time by majority approval of the shareholders.

At the Meeting, shareholders will be asked to pass an ordinary resolution to set the number of directors of the Company for the ensuing year at four (4). The number of directors will be approved if the affirmative vote of the majority of common shares present or represented by proxy at the Meeting and entitled to vote are voted in favour to set the number of directors at four (4).

MANAGEMENT RECOMMENDS THE APPROVAL OF THE RESOLUTION TO SET THE NUMBER OF DIRECTORS OF THE COMPANY AT FOUR (4).

Election of Directors

The directors of the Company are elected annually and hold office until the next annual general meeting of the shareholders or until their successors are elected or appointed. The Management of the Company proposes to nominate the persons listed below for election as directors of the Company to serve until their successors are elected or appointed. In the absence of instructions to the contrary, Proxies given pursuant to the solicitation by the Management will be voted for the nominees listed in this Circular. Management does not contemplate that any of the nominees will be unable to serve as a director.

The following table sets out the names of the nominees for election as directors, the offices they hold within the Company, their occupations, the length of time they have served as directors of the Company, and the number of shares of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised, as of the date of this Circular.

Name, province or state and country of residence and position, if any, held in the Company	Principal occupation during the past 5 years	Served as Director of the Company since	Number of Common Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly(1)
Rich Wheeless(2) Liberty Township, Ohio, USA Chief Executive Officer, Chief Financial Officer and Director	Previously CFO of Taal Distributed Information Technologies Inc. Prior to that, CFO of security software company Rivetz Inc. and previous to that, CFO of LaunchKey Inc. and Pilus Energy, respectively.	March 13, 2020	2,000,000
Brian Storseth(2) British Columbia, Canada Chairman of the Board of Directors, Director	Member of Parliament for Westlock- St-Paul from 2006 to 2015, Chairman of Reliq Health Technologies’ and managing partner of Maverick Capital Fund.	February 11, 2019	1,241,860(3)
Robert G. Faissal Ontario, Canada Director	Managing Partner of Lebita Consulting Services LLC.	October 14, 2019	Nil
Alex Nuttall(2) Ontario, Canada Director
Member of Parliament for Barrie- Springwater-Oro-Medonte from October 2015, Official Opposition Shadow Minister for Youth, Sports and Persons with Disabilities from August 30, 2017, Shadow Minister for Internal Trade from January 2019 to March 2019.
		October 14, 2019	Nil

Notes:

(1)
Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at May 19, 2021, based upon information furnished to the Company by individual directors. Unless otherwise indicated, such shares are held directly. The number of shares beneficially owned in the above noted table excludes stock options previously granted to such officer or director. For reference to such stock options, please see the summary compensation table further set forth in this information circular.

(2)	Members of the Audit Committee.

(3)	Of the 1,241,860 Common Shares held by Mr. Storseth, 41,860 Common Shares are held directly, and 1,200,000 Common Shares are held indirectly by his wholly-owned company, 1824400 Alberta Limited.

No proposed director is being elected under any arrangement or understanding between the proposed director and any other person or company.

Corporate Cease Trade Orders or Bankruptcies

No director or proposed director of the Company is, or within the ten years prior to the date of this Circular has been, a director or executive officer of any company, including the Company, that:

(a)
while that person was acting in that capacity, was the subject of a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days (an “Order”); or

(b)
was subject to an Order that was issued, after the proposed director ceased to be a director or executive officer of the company and which resulted from an event that occurred while that person was acting in that capacity; or

(c)
while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Individual Bankruptcies

To the knowledge of the Company, no director or proposed director of the Company has, within the ten years prior to the date of this Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Penalties or Sanctions

None of the proposed directors have been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority, has entered into a settlement agreement with a securities regulatory authority or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable security holder making a decision about whether to vote for the proposed director.

Reappointment of Auditors

Management intends to nominate Dale Matheson Carr-Hilton Labonte LLP, Chartered Accountants, for re- appointment as auditor of the Company to hold office until the next annual meeting of shareholders and to authorize the Board to fix the remuneration to be paid thereto. Dale Matheson Carr-Hilton Labonte LLP was first appointed as the Company’s auditor effective March 12, 2015.

Unless the Shareholder directs that his or her Common Shares are to be withheld from voting in connection with the appointment of auditors, the persons named in the enclosed form of proxy intend to vote FOR the appointment of Carr-Hilton Labonte LLP, to serve as auditors of the Company until the next annual meeting of the Shareholders and to authorize the Board to fix their remuneration.

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101, Disclosure of Corporate Governance Practices, requires all reporting issuers to provide certain annual disclosure of their corporate governance practices with respect to the corporate governance guidelines (the “Guidelines”) adopted in National Policy 58-201. These Guidelines are not prescriptive, but have been used by the Company in adopting its corporate governance practices. The Board and Management consider good corporate governance to be an integral part of the effective and efficient operation of Canadian corporations. The Company’s approach to corporate governance is set out below.

Board of Directors

Management is nominating four individuals to the Board, all of whom are current directors of the Company. The Guidelines suggest that the board of directors of every reporting issuer should be constituted with a majority of individuals who qualify as “independent” directors under NI 52-110, which provides that a director is independent if he or she has no direct or indirect “material relationship” with the Company. The “material relationship” is defined as a relationship which could, in the view of the Company’s Board, reasonably interfere with the exercise of a director’s independent judgement. All of the current members of the Board are considered “independent” within the meaning of NI 52-110, except for Rich Wheeless, who is the Chief Executive Officer, and Chief Financial Officer of the Company.

The Board has a stewardship responsibility to supervise the management of and oversee the conduct of the business of the Company, provide leadership and direction to Management, evaluate Management, set policies appropriate for the business of the Company and approve corporate strategies and goals. The day- to-day management of the business and affairs of the Company is delegated by the Board to the CEO and President. The Board will give direction and guidance to Management and will keep Management informed of its evaluation of the senior officers in achieving and complying with goals and policies established by the Board.

The Board recommends nominees to the shareholders for election as directors, and immediately following each annual general meeting appoints an Audit Committee and the Audit Committee chairperson. The Board establishes and periodically reviews and updates the committee mandates, duties and responsibilities, elects a chairperson of the Board and establishes his or her duties and responsibilities, appoints the CEO, CFO and President of the Company and establishes the duties and responsibilities of those positions and on the recommendation of the CEO and the President, appoints the senior officers of the Company and approves the senior management structure of the Company.

The Board exercises its independent supervision over management by its policies that (a) periodic meetings of the Board be held to obtain an update on significant corporate activities and plans; and (b) all material transactions of the Company are subject to prior approval of the Board. The Board will meet at any time at the call of the President, or subject to the Articles of the Company, of any director.

The mandate of the Board, as prescribed by the Business Corporations Act (British Columbia) (the “Act”), is to manage or supervise management of the business and affairs of the Company and to act with a view to the best interests of the Company. In doing so, the Board oversees the management of the Company’s affairs directly and through its audit committee.

Directorships

The participation of the current directors in other reporting issuers is as follows:

Name of Director	Name of Other Reporting Issuer
Brian Storseth	Reliq Health Technologies Inc.

Orientation and Continuing Education

The Board’s practice is to recruit for the Board only persons with extensive experience in identifying and targeting junior businesses for transactions and in public company matters. Prospective new board members are provided a reasonably detailed level of background information, verbal and documentary, on the Company’s affairs and plans prior to obtaining their consent to act as a director.

Ethical Business Conduct

To date, the Board has not adopted a formal written Code of Business Conduct and Ethics. However, the current limited size of the Company’s operations allow the Board to monitor on an ongoing basis the activities of management and to ensure that the highest standard of ethical conduct is maintained. As the Company grows in size and scope, the Board anticipates that it will formulate and implement a formal Code of Business Conduct and Ethics.

Nomination of Directors

The Board as a whole is responsible for identifying and evaluating qualified candidates for nomination to the Board. In identifying candidates, the Board considers the competencies and skills that the Board considers to be necessary for the Board, as a whole, to possess, the competencies and skills that the Board considers each existing director to possess, the competencies and skills each new nominee will bring to the Board and the ability of each new nominee to devote sufficient time and resources to his or her duties as a director.

Compensation

The Board endeavors to conduct reviews with regard to directors’ and officers’ compensation at least once a year. To make its recommendation on directors’ and officers’ compensation, the Board relies solely on the experience and knowledge of its members.

Committees

The Board has one standing committee, being the Audit Committee. Please see “Audit Committee” for more information. From time to time, the Board may also appoint ad hoc committees to assist in specific matters. The Board may delegate specific mandates to such ad hoc committees if and when they are established.

Assessments

The Board reviews its own performance and effectiveness as well as the effectiveness and performance of its committees. Effectiveness is subjectively measured by comparing actual corporate results with objectives. The contributions of individual directors are informally monitored by other Board members, bearing to mind the business strengths of the individual and the purpose of originally nominating the individual to the Board.

AUDIT COMMITTEE

The Company is required to have an audit committee (the “Audit Committee”) comprised of not less than three directors, a majority of whom are not officers, control persons or employees of the Company or an affiliate of the Company.

Audit Committee Charter

The text of the Audit Committee’s charter is attached as Schedule “A” to this Circular.

Composition of Audit Committee and Independence

The Company’s current Audit Committee consists of Brian Storseth, Alex Nuttall, and Rich Wheeless. National Instrument 52-110 Audit Committees, (“NI 52-110”) provides that a member of an audit committee is “independent” if the member has no direct or indirect material relationship with the Company, which could, in the view of the Company’s Board, reasonably interfere with the exercise of the member’s independent judgment. Of the Company’s current three Audit Committee members, two are considered “independent” within the meaning of NI 52-110. Rich Wheeless is not independent as he accepts a consulting fee from the Company in consideration for acting as Chief Executive Office and Chief Financial Officer of the Company.

NI 52-110 provides that an individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected           to be raised by the Company’s financial statements. All of the members of the Audit Committee are “financially literate” as that term is defined. The following sets out the Audit Committee members’ education and experience that is relevant to the performance of his responsibilities as an audit committee member.

Relevant Education and Experience

Brian Storseth - Mr. Storseth is currently the Chairman of the Board of Directors of Reliq Health Technologies, and the Managing Partner of the Maverick Capital Fund. Mr. Storseth studied political science at the University of Alberta while simultaneously working in the Office of the Speaker of the Legislative Assembly of Alberta. He was a Member of Parliament for Westlock-St. Paul from 2006 to 2015.

Alex Nuttall - Mr. Nuttall has been a Member of Parliament for Barrie- Springwater-Oro-Medonte from October 2015. Subsequently, Mr. Nuttall has been the Official Opposition Shadow Minister for Youth, Sports and Persons with Disabilities from August 30, 2017, and the Shadow Minister for Internal Trade from January 2019 to March 2019. Before entering politics, Mr. Nuttall spent eight years in the financial services industry which included working for two of Canada’s top five banks, with experience financing mid-tier hotels.

Rich Wheeless – Mr. Wheeless holds a Master of Business Administration with honors from Otterbein University and a Bachelor of Science in Finance from Miami University. He has been an active investor, adviser and/or board member for numerous privately held companies. Most recently, he was the CFO of the publicly traded company, Taal Distributed Information Technologies Inc. (OTCQX: TAALF). Prior to that, he was the Chief Financial Officer for the security software company Rivetz Inc. Previous to that, he was the CFO of LaunchKey Inc. and Pilus Energy, respectively, which were both acquired by publicly traded companies. Mr. Wheeless has over 15 years of financial leadership and corporate management experience working across various industry sectors, and in both public and private enterprise. He has also held managerial posts at Johnson and Johnson, as well as Cardinal Health. He originally started his career in the private equity division at Citigroup.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, the Audit Committee of the Company has not made any recommendations to nominate or compensate an external auditor which were not adopted by the Board.

Reliance on Certain Exemptions

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on the exemption in section 2.4 (De Minimis Non-audit Services) of NI 52-110 or an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemptions) of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted any specific policies and procedures for the engagement of non-audit services.

Audit Fees

The following table sets forth the fees paid by the Company and its subsidiaries to Dale Matheson Carr Hilton Labonte LLP, Chartered Accountants, for services rendered in the last two fiscal years:

	2020	2019
Audit fees(1)	$40,000	$34,000
Audit related fees(2)	$5,000	$30,000
Tax Fees(3)	$900	$900
All other fees(4)	$35,000	Nil
Total	$80,900	$64,900

Notes:
(1)	“Audit fees” include aggregate fees billed by the Company’s external auditor in each of the last two fiscal years for audit fees.
(2)
“Audit related fees” include the aggregate fees billed in each of the last two fiscal years for assurance and related services by the Company’s external auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit fees” above.

(3)	“Tax fees” include the aggregate fees billed in each of the last two fiscal years for professional services rendered by the
Company’s external auditor for tax compliance, tax advice and tax planning.
(4)
“All other fees” include the aggregate fees billed in each of the last two fiscal years for products and services provided by the Company’s external auditor, other than “Audit fees”, “Audit related fees” and “Tax fees” above.

Exemption for Venture Issuers

The Company is a “venture issuer” as defined in NI 52-110 and is relying on the exemption in section 6.1 of NI 52-110 relating to Parts 3 (Composition of Audit Committee) and 5 (Reporting Obligations).

STATEMENT OF EXECUTIVE COMPENSATION

General

The following information, dated as of May 19, 2021, the Record Date, is provided as required under Form 51-102F6V for venture Issuers (the “Form”), as such term is defined in National Instrument 51-102. For the purposes of this Form:

“CEO” means an individual who acted as chief executive officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year;

“CFO” means an individual who acted as chief financial officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year;

“company” includes other types of business organizations such as partnerships, trusts and other unincorporated business entities;

“compensation securities” includes stock options, convertible securities, exchangeable securities and similar instruments including stock appreciation rights, deferred share units and restricted stock units granted or issued by the company or one of its subsidiaries for services provided or to be provided, directly or indirectly, to the company or any of its subsidiaries;

“external management company” includes a subsidiary, affiliate or associate of the external management company;

“named executive officer” or “NEO” means each of the following individuals:

(a)
each individual who, in respect of the company, during any part of the most recently completed financial year, served as chief executive officer, including an individual performing functions similar to a chief executive officer;

(b)
each individual who, in respect of the company, during any part of the most recently completed financial year, served as chief financial officer, including an individual performing functions similar to a chief financial officer;

(c)
in respect of the company and its subsidiaries, the most highly compensated executive officer other than the individuals identified in paragraphs (a) and (b) at the end of the most recently completed financial year whose total compensation was more than $150,000, as determined in accordance with subsection 1.3(5), for that financial year;

(d)
each individual who would be a named executive officer under paragraph (c) but for the fact that the individual was not an executive officer of the company, and was not acting in a similar capacity, at the end of that financial year;

“plan” includes any plan, contract, authorization, or arrangement, whether or not set out in any formal document, where cash, compensation securities or any other property may be received, whether for one or more persons;

“underlying securities” means any securities issuable on conversion, exchange or exercise of compensation securities.

During the financial year ended December 31, 2020, the Company had four NEOs, namely:

(i)	Rich Wheeless, Chief Financial Officer since March 13, 2020, and Chief Executive Officer since April 3, 2020;

(ii)	Brian Storseth, a director of the Company since February 11, 2019;

(iii)	Kelly Abbott, who resigned as Chief Executive Officer on April 3, 2020; and

(iv)	Devon Brown, who resigned as Chief Financial Officer on March 13, 2020.

Director and NEO Compensation, Excluding Options and Compensation Securities

The following table (presented in accordance with National Instrument Form 51-102F6 Statement of Executive Compensation) excluding options and compensation securities, provides a summary of the compensation paid by the Company to each NEO and director of the Company for the completed financial years ended December 31, 2020 and 2019. Options and compensation securities are disclosed under the heading “Stock Options and Other Compensation Securities and Instruments” below.

Table of compensation excluding compensation securities
Name and position	Year	Salary, consulting fee, retainer or commission ($)	Bonus ($)	Committee or meeting fees ($)	Value of perquisites ($)	Value of all other compensation ($)	Total compensation ($)
Rich Wheeless(1), CEO, CFO, and Director	2020 2019	111,688(7) N/A	- N/A	- N/A	- N/A	180,000 N/A	291,688 N/A
Brian Storseth, Director	2020 2019	Nil Nil	- -	- -	- -	156,000(6) -	156,000 Nil
Kelly Abbott(2), CEO and Director	2020 2019	24,500 96,000	- -	- -	- -	- -	24,500 96,000
Devon Brown(3), CFO and Director	2020 2019	9,874 36,000	- -	- -	- -	- -	9,874 36,000
Alex Nuttall, Director	2020 2019	Nil Nil	- -	- -	- -	- -	Nil Nil
Robert Faissal, Director	2020 2019	Nil Nil	- -	- -	- -	- -	Nil Nil
Peter Hinam(4), Director	2020 2019	10,190 48,000	- -	- -	- -	- -	10,190 48,000
Ian Tostenson(5), Director	2020 2019	Nil Nil	- -	- -	- -	- -	Nil Nil
Notes:
(1)	Rich Wheeless was appointed as a director and CFO on March 13, 2020.
(2)	Kelly Abbott resigned as a director on May 11, 2020.
(3)	Devon Brown resigned as CFO and a director on March 13, 2020.
(4)	Peter Hinam resigned as a director on April 3, 2020.
(5)	Ian Tostenson resigned as a director on May 4, 2020.
(6)
On June 9, 2020, the Company mutually agreed to terminate a business advisor service agreement dated June 20, 2019 and issued 1,200,000 common shares at C$0.13 per share to 1824400 Alberta Limited, a private company controlled by Brian Storseth, in settlement of all amounts due and owing under the advisor services agreement.

(7)	Cash compensation of USD $92,000 at an exchange rate of $1.214.

External Management Companies

Please refer to “Employment, Consulting and Management Agreements” below for disclosure relating to any external management company employing, or retaining individuals, acting as Named Executive Officers of the Corporation, or that provide the Corporation’s executive management services and allocate compensation paid to any Name Executive Officer or director.

Stock Options and Other Compensation Securities and Instruments

The following table of compensation securities provides a summary of all compensation securities granted, or issued by the Company to each NEO and directors of the Company for the fiscal year ended December 31, 2020, for services provided, directly or indirectly, to the Company.

Compensation Securities
Name and position	Type of compensation security	Number of compensation securities, number of underlying securities, and percentage of class	Date of issue or grant	Issue, conversion or exercise price ($)	Closing price of security or underlying security on date of grant ($)	Closing price of security or underlying security at year end ($)	Expiry date
Rich Wheeless(1), CEO, CFO and Director	Shares Stock Option Stock Option	2,000,000(6) 1,000,000 1,000,000	Mar. 27, 2020 May 6, 2020 Nov. 12, 2020	$0.09 $0.09 $0.075	$0.09 $0.09 $0.075	$0.16 $0.16 $0.16	N/A May 6, 2025 Nov. 12, 2025
Brian Storseth, Director	Stock Option Stock Option	500,000 500,000	May 6, 2020 Nov. 12, 2020	$0.09 $0.075	$0.09 $0.075	$0.16 $0.16	May 6, 2025 Nov. 12, 2025
Alex Nuttall, Director	Stock Option Stock Option	300,000 300,000	May 6, 2020 Nov. 12, 2020	$0.09 $0.075	$0.09 $0.075	$0.16 $0.16	May 6, 2025 Nov. 12, 2025
Robert Faissal, Director	Stock Option Stock Option	400,000 300,000	May 6, 2020 Nov. 12, 2020	$0.09 $0.075	$0.09 $0.075	$0.16 $0.16	May 6, 2025 Nov. 12, 2025
Kelly Abbott(2), CEO and Director	N/A	NIL	N/A	N/A	N/A	N/A	N/A
Devon Brown(3), CFO and Director	N/A	NIL	N/A	N/A	N/A	N/A	N/A
Peter Hinam(4), Director	N/A	NIL	N/A	N/A	N/A	N/A	N/A
Ian Tostenson(5), Director	N/A	NIL	N/A	N/A	N/A	N/A	N/A
Notes:
(1)	Rich Wheeless was appointed as a director and CFO on March 13, 2020.
(2)	Kelly Abbott resigned as a director on May 11, 2020.
(3)	Devon Brown resigned as CFO and a director on March 13, 2020.
(4)	Peter Hinam resigned as a director on April 3, 2020.
(5)	Ian Tostenson resigned as a director on May 4, 2020.
(6)
Pursuant to the terms of the CEO’s consulting agreement with the company (as described below, and as previously included in the Company’s public filings), on May 15, 2020, 1,000,000 restricted common shares vested. On July 15, 2020, 500,000 restricted common shares vested. The remaining 500,000 restricted common shares vested on October 15, 2020.

Each outstanding stock option of the Company entitles the holder thereof to acquire, upon exercise, one common share in the capital of the Company.

Exercise of Compensation Securities by Directors and NEOs

During the financial year ended December 31, 2020 there were no exercises of compensation securities by any Named Executive Officer or Director of the Company.

Employment, Consulting and Management Agreements

Other than as set forth below, the Company has no contract, agreement, plan or arrangement that provides for payments to a Named Executive Officer at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change of control of the Company or a change in the Named Executive Officer’s responsibilities.

On March 27, 2020, Rich Wheeless, entered into a consulting agreement (the “Consulting Agreement”) with the Company and was appointed Chief Financial Officer, with retroactive effectiveness as of March 1, 2020. On April 6, 2020, Rich Wheeless was appointed Chief Executive Officer.

Under the terms of the Consulting Agreement, effective for a period of 36 months, Rich Wheeless will perform the role and duties required by his position within the Company. Regarding the compensation package, Rich Wheeless will be paid in cash (i) US$6,000 per month through December 31, 2020; (ii) US$10,000 per month from January 1, 2021, to December 31, 2021, increased to US$12,000 per month if the annual gross revenues of the Company reach the target for that year; (iii) US12,000 per month January 1, 2022, to December 31, 2022, increased to US$15,000 if the annual gross revenues of the Company reach the target for that year; and (iv) US$15,000 per month from January 1, 2023, to March 1, 2023, increased to US$17,000, if the annual gross revenues of the Company reach the target for that year. Cash bonuses will be payable each year, contingent on the satisfaction of revenue milestone requirements. At the beginning of 2021, the monthly consulting fee for the year was increased and Rich Wheeless will be paid in cash US$16,666.67 per month through December 31, 2021. If the Consulting Agreement is terminated without cause, and Mr. Wheeless has served as an executive for at least six months from the effective date, the Company shall, (a) pay a severance payment equal to the fee for the full term of the Consulting Agreement, (b) pay any fees accrued as of the date of the termination, (c) pay the value of all benefits accrued, if any, as of the severance payment date, (d) pay USD $50,000 in either cash or common shares of the Company, at the discretion of the Board, and (e), pay any other amounts the consultant is entitled at law or under any other terms and conditions of the Consulting Agreement.

In addition, under the terms of his consulting agreement, Rich Wheeless was granted 2,000,000 unvested restricted common shares on March 27, 2020. On May 15, 2020, 1,000,000 common shares vested. On July 15, 2020, 500,000 common shares vested. The remaining 500,000 restricted common shares vested on October 15, 2020. The Company’s Board may terminate this Consulting Agreement without cause at any time upon providing the CEO thirty days’ notice, or payment in lieu of such notice. Mr. Wheeless may terminate the Consulting Agreement at any time upon giving forty-five days’ notice in writing to the Company.

On June 20, 2019, the Company entered into a business advisory agreement, (the “Advisory Agreement”) with 1824400 Alberta Limited (“AlbertaCo”), a private company controlled by Brian Storseth, whereby AlbertaCo was retained for a term of two years to provide business advisory services to the Company. As compensation, the Company agreed to issue 840,000 common shares in its capital stock to AlbertaCo per annum, payable in monthly instalments of 70,000 common shares per month. The Company did not subsequently issue any common shares to AlbertaCo for compensation. On June 9, 2020, the Company mutually agreed to terminate the Advisory Agreement and issued 1,200,000 common shares at C$0.13 per share to AlbertaCo, in settlement of all amounts due and owing under the Advisory Agreement.

In April 2017, the Company entered into a consulting agreement, (the “Agreement”) with Kelly Abbott whereby Mr. Abbott was paid a salary of $3,333 per month (payable bi-weekly in equal installments) in consideration of providing his services as Chief Executive Officer to the Company. The initial term of the Agreement was for 90 days following which it is automatically renewed for successive terms of one month until the termination of the Agreement. The Agreement was terminable for any breach of the Agreement by the other party, if that breach is not remedied within seven days after the non-defaulting party delivers written notice thereof to the defaulting party. In addition, the agreement was terminable by either party at any time by giving the other party at least seven days’ written notice prior to the effective date of the termination. Mr. Abbott’s Agreement was terminated upon his resignation as Chief Executive Officer on April 3, 2020.

Oversight and Description of Director and NEO Compensation

The Company has not adopted any specific policies or practices to determine the compensation for the Company’s directors and officers, other than disclosed above. Given the Company’s current stage of development, the Company does not currently have an active compensation committee in place.

Executive compensation awarded to the named executive officers consists of two components: (i) management fees and (ii) stock options. The Company does not presently have a long-term incentive plan for its named executive officers. There is no policy or target regarding allocation between cash and noncash elements of the Company’s compensation program.

Pension

The Company does not provide any pension benefits for directors or executive officers.

Share-Based and Option-Based Awards

The Company does not grant share-based awards. The Board is responsible for granting options to the NEOs. Stock option grants are designed to reward the NEOs for success on a similar basis as the shareholders of the Company, but these rewards are highly dependent upon the volatile stock market, much of which is beyond the control of the NEOs. When new options are granted, the Board considers the previous grants of options, the number of stock options currently held, position, overall individual performance, anticipated contribution to the Company’s future success and the individual’s ability to influence corporate and business performance. The purpose of granting such stock options is to assist the Company in compensating, attracting, retaining, and motivating the officers, directors, and employees of the Company and to closely align the personal interest of such persons to the interest of the shareholders. The exercise price of the stock options granted is generally determined by the market price at the time of grant, less any allowable discount.

At the meeting of shareholders held August 23, 2018 a resolution was passed approving amendments to the Stock Option Plan changing the existing Stock Option Plan from a “rolling” plan to a “fixed” plan. The aggregate fixed number of Common Shares that may be issued upon the exercise of all options granted under the plan is 13,269,142 Common Shares. As of the date of this Information Circular, there remains 3,469,142 stock options available for issuance under this plan.

The limits to the number of Common Shares which can be reserved for issuance for grants made under the amended Stock Option Plan is limited to:

(a) the aggregate number of Common Shares reserved for issuance under options issued to insiders may exceed 10% of the issued and outstanding Common Shares;

(b) the aggregate number of Common Shares reserved for issuance under options may exceed 5% of the issued and outstanding Common Shares in any twelve month period;

(c) the aggregate number of Common Shares reserved for issuance under options granted to any one consultant of the Company, or any subsidiary of the Company, shall not exceed 2% of the issued and outstanding Common Shares in any twelve month period, and

(d) the aggregate number of Common Shares reserved for issuance under stock options granted to any one employee of the Company or any subsidiary of the Company, which is engaged in Investor Relation Activities shall not exceed 2% of the issued and outstanding Common Shares in any twelve month period with no more than one quarter of such options vesting in any three month period.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets out those securities of the Company which have been authorized for issuance under equity compensation plans, for the financial year ended December 31, 2020:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by the security holders	9,800,000	0.15	3,469,142
Equity compensation plans not approved by the security holders	Nil	Nil	Nil
Total	Nil	Nil	Nil

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the current or former directors, executive officers, employees of the Company, the proposed nominees for election to the Board, or their respective associates or affiliates, are or have been indebted to the Company since the beginning of the most recently completed financial year of the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the persons who were directors or executive officers of the Company or a subsidiary at any time during the Company’s last completed financial year, the proposed nominees for election to the Board, any person or company who beneficially owns, directly or indirectly, or who exercises control or direction over (or a combination of both) more than 10% of the issued and outstanding common shares of the Company, nor the associates or affiliates of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction or proposed transaction which has materially affected or would materially affect the Company.

MANAGEMENT CONTRACTS

Other than as disclosed elsewhere in this Circular, no management functions of the Company are to any substantial degree performed by a person or company other than the directors or NEOs of the Company.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov. Financial information about the Company is provided in the Company’s comparative annual financial statements to December 31, 2020, a copy of which, together with Management’s Discussion and Analysis thereon, can be found on the Company’s SEDAR profile at www.sedar.com and on www.sec.gov, (the latter since becoming a public reporting company in the United States on or about October 4, 2020). Additional financial information concerning the Company may be obtained by any securityholder of the Company free of charge by contacting the Company, at 1-587-883-9811.

BOARD APPROVAL

The contents of this Circular have been approved and its mailing authorized by the directors of the Company.

DATED at Vancouver, British Columbia, the 19th day of May, 2021.

ON BEHALF OF THE BOARD

(signed) “Rich Wheeless”

Rich Wheeless
CEO, CFO &
Director

Schedule “A”

PARCELPAL TECHNOLOGY INC.
Audit Committee Charter

The Audit Committee is a committee of the board of directors to which the board delegates its responsibilities for the oversight of the accounting and financial reporting process and financial statement audits.

The Audit Committee will:

(a)	review and report to the board of directors of the Company on the following before they are published:

(i)          the financial statements and MD&A (management discussion and analysis) (as defined in National Instrument 51-102) of the Company;

(ii)	the auditor’s report, if any, prepared in relation to those financial statements,

(b)	review the Company’s annual and interim earnings press releases before the Company publicly discloses this information,

(c)          satisfy itself that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements and periodically assess the adequacy of those procedures,

(d)	recommend to the board of directors:

(i)	the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company; and

(ii)	the compensation of the external auditor,

(e)          oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting,

(f)          monitor, evaluate and report to the board of directors on the integrity of the financial reporting process and the system of internal controls that management and the board of directors have established,

(g)	monitor the management of the principal risks that could impact the financial reporting of the Company,

(h)	establish procedures for:

(i)          the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

(ii)          the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters,

(i)	pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the
Company’s external auditor,

(j)	review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company, and

(k)	with respect to ensuring the integrity of disclosure controls and internal controls over financial reporting, understand the process utilized by the Chief Executive Officer and the Chief Financial Officer to comply with
National Instrument 52-109.

Composition of the Committee

The committee will be composed of 3 directors from the Company’s board of directors, a majority of whom will be independent. Independence of the Board members will be as defined by applicable legislation and as a minimum each independent committee member will have no direct or indirect relationship with the Company which, in the view of the board of directors, could reasonably interfere with the exercise of a member’s independent judgment.

All members of the committee will be financially literate as defined by applicable legislation. If, upon appointment, a member of the committee is not financially literate as required, the person will be provided a three month period in which to achieve the required level of literacy.

Authority

The committee has the authority to engage independent counsel and other advisors as it deems necessary to carry out its duties and the committee will set the compensation for such advisors.

The committee has the authority to communicate directly with and to meet with the external auditors and the internal auditor, without management involvement. This extends to requiring the external auditor to report directly to the committee.

Reporting

The reporting obligations of the committee will include:

1.	reporting to the board of directors on the proceedings of each committee meeting and on the committee’s recommendations at the next regularly scheduled directors’ meeting; and

2.	reviewing, and reporting to the board of directors on its concurrence with, the disclosure required by Form 52- 110F2 in any management information circular prepared by the Company.